April 15, 2020

Sonny Oh
Senior Counsel
Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Allstate Life Insurance Company: The Custom Annuity
Initial Registration Statement on Form S-1
File No. 333-236810

Dear Mr. Oh:

This letter is being submitted in response to the comments set forth in your letter dated April 6, 2020, with respect to the above-referenced initial registration statement on Form S-1.

For your convenience, we have set forth the comments, followed by our response in bold typeface

1.	General

a.
Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: The Company is solely responsible for any benefits and features associated with the Contract.

b.
It appears the registration statement is serving as a combined prospectus under Rule 429 under the Securities Act that relates to File No. 333-220606 filed on September 22, 2017 ("Prior Filing"). If so, please provide the disclosure required by Rule 429, (i.e., upon effectiveness, the registration statement, will also act as a post-effective amendment to the Prior Filing).

Response: We have updated the Form S-1 to add the disclosure required by Rule 429 under the Securities Act.

c.
Significant market events have occurred since this registration statement was filed as a result of the COVID-19 pandemic. Please consider whether the company’s disclosures, including market risk disclosures, should be revised based on how these events are affecting the markets that the company is using to calculate the company’s obligations under the contract. Further, given that the company’s obligations under the contract are subject to the financial strength and claims-paying ability of the company, please consider whether this disclosure should be revised based on how these events could affect the company’s financial strength and claims-paying ability. If the company believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The Company has added revised disclosures as a result of the COVID-19 pandemic under Item 3, Risk Factors.

2.	Front Cover Page

a.
We note that on the cover page, the list of important notices has been modified from the Prior Filing. Please retain the full important notices disclosure provided in the Prior Filing, e.g., those related to investment risk and the possible loss of principal, and that the prospectus is not an offer to sell.

Response: We have retained the deleted disclosure.

b.	Provide the name of the underwriter and disclose the nature of the underwriting arrangement. Please also provide the "subject to completion" legend. Respectively, Items 501(b)(8) and (10) of Reg S-K.

Response: We have updated the prospectus to provide the name of the underwriter, disclose the nature of the underwriting arrangement, and add the “subject to completion” legend.

c.	Although incorporation by reference is permissible for Item 3, please provide a highlighted incorporation by ref to "Risk Factors" on the front cover page as prescribed by Item 501(b)(5) of Reg S-K.

Response: We have updated the prospectus to add a highlighted cross-reference to the risk factors and the page on which they appear in the prospectus.

3.	Table of Contents

a.	Although incorporation by reference for Item 3 is permissible, Item 502(a) of Reg S-K requires that the table of contents include "Risk Factors" under Item 105 of Reg S-K.

Response: We have added “Risk Factors” to the table of contents.

b.	Please address, as applicable, the disclosure required by Item 502(b) regarding dealer prospectus delivery requirements.

Response: The Company does not believe this disclosure regarding dealer prospectus delivery requirements is required because: 1) under Section 4(a)(3) of the Securities Act, a dealer need not deliver a prospectus with respect to transactions in a security occurring 40 or more days after the effective date of a registration statement with respect to such security, and the MVA Account Options have been continuously registered for many years; and 2) pursuant to Rule 174(b) of the Securities Act, a dealer need not deliver a prospectus if the issuer is subject to the reporting requirements of the Securities Exchange Act immediately prior to the time of filing of the registration statement.

c.	Please consider adding a descriptive heading for Appendix A.

Response: We have added “Information with Respect to the Registrant” as an explanatory heading for Appendix A.

4.	Important Terms (page 7)

Please consider retaining the deleted disclosure stating that each term will appear in bold italics on the page it is first defined.

Response: We have retained the deleted disclosure.

5.	Guarantee Periods (page 10)

Please disclose that the registrant’s obligations under the Contract are subject to the financial strength and claims paying ability of the registrant.

Response: We have updated the prospectus to disclose that the registrant’s obligations under the Contracts are subject to the financial strength and claims paying ability of the registrant.

6.	How We Credit Interest (page 11)

a.
Please clarify supplementally whether the 4.5% interest rate used in the example is representative of rates actually offered over the last few years and, if not, why it’s not misleading to use it here.

Response: We believe that the 4.5% interest rate used in the document is reasonable based on the current 4.0% minimum guarantee rate for the product. The 4.5% rate was maintained in order to show the impact of a rate decrease in the MVA formula. If we had used a lower crediting rate the negative MVA example would not hold up due to the contractual minimum in the product.

b.
In the fourth paragraph under “Market Value Adjustment,” please reconcile the third and fourth sentences, i.e., if Contract Value can be reduced to be lower than the sum of purchase payments and guaranteed minimum interest, can fourth sentence be true?

Response: If interest rates rise substantially, the customer could have received less money back than what they deposited plus interest; however due to the guarantees expressed in the fourth sentence that would not happen. We updated the third sentence to help reconcile the two sentences.

c.	In the last paragraph under “Market Value Adjustment,” please revise the reference to Appendix A - see table of contents.

Response: We have updated the prospectus to change the reference to page 25 of the prospectus.

d.	In the Expense section, please provide an example to better illustrated how the withdrawal charge is calculated.
Response: We included an example of a full surrender after three years that aligns with the MVA example and to provide consistency in the document as noted above.

7.	Payout Phase (page 14)

a.	Please make clear whether choosing a Payout Start Date and Income Plan is only an option if the purchaser wishes to annuitize including what happens if no Payout Start Date is initially selected.

Response: We revised the language to indicate that once the payout start date begins the customer cannot make any withdrawals or change their payout option. If the customer does not want an income plan, they need to surrender the contract before the Contract Maturity Date.

b.	The prospectus also notes that the issuer could defer making payments for up to six months. Please disclose the basis for which such a delay could occur.

Response: We revised the prospectus to reflect that the basis for a delay would be at our discretion. For delays at our discretion, we would seek prior approval from the appropriate State Insurance Commissioner, if required.

c.	If the Income Plans with guaranteed payments have a definite guaranteed number of payments, then please disclose them.
Response: We updated the disclosure to include the guaranteed number of payments which is 60 to 360 months.

8.	The Contract - Distribution (page 16)

With respect to Item 508 Plan of Distribution of Reg S-K, please also address the disclosure required by Item 508(a) (nature of underwriters obligations), (e), (f), (g), and (h).

Response: Item 508(a) calls for disclosure of the underwriters and their obligations; we have updated the prospectus to include the following disclosure: “Morgan Stanley & Co. Inc. is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities offered.” Item 508(e) calls information about the underwriter’s compensation; we added: "Allstate Life does not pay a commission for distribution of the Contracts. Morgan Stanley & Co. Inc. compensates its representatives who act as wholesalers, and their sales management personnel, for Contract sales. This compensation is based on a percentage of premium payments and/or a percentage of Contract Values." Item 508(f) calls for information about the underwriter’s right to appoint a member of ALIC’s board of directors. There are no such rights, so this item is inapplicable. Item 508(g) calls for a brief description of any obligations of the Company to indemnify the underwriters. The prospectus contains the following disclosure to address this item: “The underwriting agreement with Morgan Stanley & Co. Inc. provides that we will reimburse Morgan Stanley & Co. Inc. for any liability to Contract Owners arising out of services rendered or Contracts issued.” Item 508(h) calls for discounts and commissions to be paid to dealers. The prospectus contains the following disclosure to address this item: “We may pay broker-dealers up to a maximum sales commission of 8% on subsequent purchase payments or upon renewal of a Guarantee Period.”

9.	Annual Report and Other Documents (page 29)

Please provide file numbers for documents incorporated by reference. Also need to provide all disclosure in the first paragraph required by Item 12(a)(2) of Form S-1, and you may delete the third and second to last sentences of the second paragraph.

Response: We have added SEC File No. 000-31248 to the sections incorporated by reference to Allstate Life Insurance Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 28, 2020. In addition, we added the required disclosure pursuant to Item 12(a)(2) of Form S-1 and deleted the third and second to last sentences of the second paragraph as noted above.

10.	Market Value Adjustment (example)

Please revise for a clearer explanation of “for the week preceding” in defining “I” and clarify what .9 represents.

Response: In our view, the existing disclosure adequately describes the MVA formula and is consistent with disclosure that issuers of annuities with MVA features have made over the years. In addition, as discussed, these contracts are no longer available for new sales and we are concerned that changing this disclosure might be confusing to existing Contract owners, as it may raise unwarranted concerns that the disclosure changes reflect changes in the MVA Account Option. Accordingly, and based on our discussions with the Staff on April 8 and April 13, 2020, we have not revised this disclosure.

11.	Appendix A

a.	Item 3

Please provide a file number for documents incorporated by reference.

Response: We have added SEC File No. 000-31248 to the sections incorporated by reference to Allstate Life Insurance Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 28, 2020.

b.	Item 11(e)

For Item 11(e), the prospectus incorporates by reference to the Company's Form 10-K, Part II, Item 8. However, Item 8 of Form 10-K asks to furnish financial statements meeting the requirements of Regulation S-X (Section 210 of this chapter), except Section 210.3-05 and Article 11 thereof.
In contrast, Item 11(e) of Form S-1 requires financial information required by Rule 3-05 and Article 11 of Regulation S-X.
Please provide accordingly.
Response: The information concerning acquisitions required by Rule 3-05 of Regulation S-X and pro forma financial statements required by Article 11 of Regulation S-X are not applicable because there were no acquisitions by Allstate Life Insurance Company. Supplementary information required by Item 302 of Regulation S-K is disclosed in response to Item 11(g) of the Form S-1.

c.	Item 11(i)

For Item 11(i), the prospectus incorporates by reference to the Company's Form 10-K, Part II, Item 9. However, Item 9 of Form 10-K asks to furnish the information required by Item 304(b) of Reg S-K.
In contrast, Item 11(i) of Form S-1 requires the information required by Item 304 of Reg S-K.
Please provide accordingly.

Response: Neither Item 304(a) nor Item 304(b) regarding changes in and disagreements with accountants on accounting and financial disclosure are applicable since there were no changes or disagreements with our independent registered public accountant.

d.	Item 11(k)

Please break out identification by directors and then executive officers, and revise applicable disclosure to better explain how each director and executive officer's experience, attributes, and skills caused management to select them.

Response: We have updated the Form S-1 to break out the identification by directors first and then executive officers. In addition, we have revised the disclosure to better explain how each director and executive officer’s experience, attributes, and skills caused management to select them.

e.	Item 11(m)

i.
For the Security Ownership of Certain Beneficial Owners table, please provide the most recent practicable date for the table and also revise its disclosure to clarify the basis for listing the beneficial ownership by Allstate Insurance Holdings, LLC and The Allstate Corporation.

Response: We have updated the beneficial ownership table to reflect common shares beneficially owned as of April 1, 2020. We also have revised the disclosure to reflect that both Allstate Insurance Holdings, LLC and The Allstate Corporation are parents of Allstate Insurance Company, and as such, they have indirect voting and investment power of Allstate Life Insurance Company shares owned by Allstate Insurance Company.

ii.
For the Security Ownership of Directors and Executive Officers please clarify whether “Allstate” is a parent or subsidiary and revise the table to be “in substantially the tabular form indicated” in Item 403(b) of Reg S-K including use of captions such as “Title of Class” and “Percent of Class.”

Response: We have updated the Form S-1 to clarify that “Allstate” refers to The Allstate Corporation, the ultimate parent of Allstate Life Insurance Company. We have also revised the stock ownership table to add a “Percent of Class” column. As indicated in Columns (a) and (b), the security in question is common stock of The Allstate Corporation.

f.	Item 11(n)

i.	Please confirm that footnote 1 to the table is true regardless of the actual dollar amount of interest in a transaction.

Response: We confirm that Footnote 1 to the table is true regardless of the actual dollar amount of interest in the transaction. Where a related person does not have an interest in an agreement, we have noted that as “N/A.”

ii.	In “Policies and Procedures …” section that follows, please clearly disclose whether the process is in writing. Item 404(b)(iv) of Reg S-K.

Response: We revised this disclosure as follows: “This process is documented in writing in an internal procedure that captures the review and approval process of all intercompany agreements.”

iii.	Please expand on the statement made under “Director Independence” to better explain the assertion that Allstate Life directors are not subject to director independence requirements.
Response: We expanded on the statement under “Director Independence” to better explain the assertion that the directors of Allstate Life Insurance Company are not subject to director independence requirements as follows: “Under Illinois Law, Allstate Life is not required to have independent directors.”

PART II

12.	Exhibits

a.	Replace the “Filed herewith” in Exhibit 16(a)(99) with “None” as exhibit disclosure has already been added to the prospectus under the caption, "Experts."

Response: We have updated the Form S-1 to reflect this change.

b.	Please account for exhibit 14 and exhibit 101 Interactive Data file.

Response: We have updated the Form S-1 to incorporate Exhibit 101 Interactive Data File by reference to Allstate Life Insurance Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 28, 2020. We have not added Exhibit 14, as Regulation S-K Item 601(a) does not require it for Form S-1.

13.	Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The Company confirms that all required exhibits or other required disclosure will be filed by pre-effective amendment to the registration statement.

I trust that these responses in this letter adequately address your comments. If you have any questions, you are welcome to call me at (847) 402-2759. Thank you for your attention to this filing.

Sincerely,

/s/ Efie Vainikos
Efie Vainikos
Senior Counsel